YUPI INTERNET INC.
                        1688 Meridian Avenue, 10th Floor
                           Miami Beach, Florida, 33139
                            Telephone: (305) 604-0366
                               Fax: (305) 604-8843
                                February 12, 2001

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re: Yupi Internet Inc.
             Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-94891)

Securities and Exchange Commission:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Yupi Internet Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on January 18, 2000.

         The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.0001 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering in the foreseeable future, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

         The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The Registrant may undertake one or more subsequent private offerings within six months from the effective date of the withdrawal of the Registration Statement. Any such private offering(s) shall be conducted in accordance with applicable securities laws and the provisions of the recently adopted (but not yet effective) Rule 155(c). The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fees will not be refunded to it.

Securities and Exchange Commission

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (305) 604-8843.

                                       Sincerely,

                                       Yupi Internet Inc.


                                       By: /s/ Luis E. San Miguel
                                          --------------------------------------
                                           Luis E. San Miguel
                                           Senior Vice President,
                                           Chief Financial Officer and Treasurer

cc: Bradley Kamlet (Securities and Exchange Commission)
    Max A. Webb (Securities and Exchange Commission)
    Oscar L. Coen (Yupi Internet Inc.)
    Maria Elena Prio, Esq. (Yupi Internet Inc.)
    Suelee Clay, Esq. (Piper Marbury Rudnick & Wolfe LLP) Stephen A. Hurwitz, Esq. (Testa, Hurwitz & Thibeault, LLP) William B. Simmons, Esq. (Testa, Hurwitz & Thibeault, LLP) James R. Kasigner, Esq. (Testa, Hurwitz & Thibeault, LLP)
    P. J. Rubin, Esq. (Testa, Hurwitz & Thibeault, LLP)